

September 16, 2019

Kathryn Stalmack
Senior Vice President, General Counsel and Secretary
Providence Service Corporation
1275 Peachtree Street, Sixth Floor
Atlanta, GA 30309

> **Re: Providence Service Corporation**
> **Registration Statement on Form S-3**
> **Filed September 9, 2019**
> **File No. 333-233676**

Dear Ms. Stalmack:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Stickel at 202-551-3324 with any questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure

cc: Steven J. Slutzky